11085 Torreyana Road

San Diego, CA 92121

January 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Arzhang Navai, Office of Life Sciences

Re:	BioAtla, Inc. Registration Statement on Form S-3 Filed January 6, 2023 File No. 333-269148 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Acceleration Request

Requested Date:	January 17, 2023
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioAtla, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-3 (File No. 333-269148) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Niki Fang, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Ms. Fang at (415) 773-5540.

[Signature page follows]

Sincerely,

BIOATLA, INC.

By:	/s/ Richard Waldron
Name: Richard Waldron
Title: Chief Financial Officer

cc:	Chris Vasquez, BioAtla, Inc.

Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP